OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY
1. Name of issuer: Auntie April's

ELIGIBILITY
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2. ☑ Check this box to certify that all of the following statements are true for the issuer:

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- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

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3. Has the issuer or any of its predecessors previously failed to comply with the ongoing

reporting requirements of Rule 202 of Regulation Crowdfunding? ☐Yes ☑No Explain:

_____

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DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Director	Dates of Board Service	Principal Occupation	Employer: Dates of Service	Employer's principal business
April Spears	2015 – present	President/CEO, Auntie April's	April Spears dba Auntie April's: 2008 – 2015 Auntie April's: 2015 – present	4618 3rd St. San Francisco, CA 94124
Melissa Burkart	2017 – present	Bookkeeper	Self-employed: 2015 – present	Not applicable – self employed

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Director	Position	Dates of Service
April Spears	President, CEO	2015 – present
Melissa Burkart	Secretary/Treasurer	2017 – present
	Bookkeeper	2016 – present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Please see Attachment A: Director and Officer Work History

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Officer	Title	Dates of Service	Responsibilities
April Spears	President	2015 – present	See attachment B
Melissa Burkart	Secretary/Treasurer	2017 – present	See attachment B

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Officer	Position	Dates of Service	Responsibilities
Melissa Burkart	Bookkeeper	2016 – present	See attachment A

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Please see Attachment A: Director and Officer Work History

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
April Spears	9,000 shares common stock	90%

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

See Attachment C

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

See Attachment D

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

THE OFFERING

9. What is the purpose of this offering?

The purpose of this offering is to raise funds to buy equipment, pay for improvements to the Company's 3rd St. retail location, and for general business costs. The Company will also use the proceeds to pay an independent CPA to review its financials in order to raise over $107,000 under Section 4(a)(6) of the Securities Act.

Although the Company plans to use the proceeds for the purposes set forth in the answer to question 10, the Company reserves the right to apply some or all of the proceeds to pay for its capital contribution to the Joint Venture described in its business plan in Question 7, Attachment C.

10. How does the issuer intend to use the proceeds of this offering?

	If Targeted Amounted Sold	If Maximum Amount Sold
Total Proceeds	$60,000	$107,000
Less Offering Expenses[1]		
(A) Intermediary Fees	$580	$1,070
(B) Escrow set-up fee	$500	$500
(C) Bad Actor checks	$135	$135
(D) Escrow monthly fee[2]	$100	$100
(E) Accounting fee	$5	$5
(F) Funds processing fee[3]	$50[5]	$75[6]
(G) AML checks[4]	$200	$250
Net Proceeds	$58,430	$104,865
Use of Net Proceeds		
(A) Advertising and Marketing	(A) $1,000	(A) $5,000
(B) 8'x16' Walk in cooler/freezer combo with floor	(B) $17,000	(B) $17,000
	(C) $30,000	(C) $30,000

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[1] The Company is charging $10 per investor to help offset the costs of the following fees: escrow set-up fee, bad actor checks, escrow monthly fee, accounting fee, funds processing fee and AML checks. The Company reserves the right to use some or all of the offering proceeds to offset these expenses. The fees here are estimates only and provided for reference. It assumes that the offering proceeds will be used towards all of the stated offering expenses.

[2] Escrow account fee is $25 per month. The Company assumes the offering will be open for four months.

[3] ACH costs are $0.50 per investment; check costs are $10 per investment; and wire costs are $15 per investment.

[4] AML checks are $2 per investor.

[5] This number assumes all investors will pay through ACH and it will have 100 investors.

[6] This number assumes all investors will pay through ACH and it will have 150 investors.

(C) Small Cargo Truck		
(D) Gas and electricity re-wiring	(D) $8,000	(D) $8,000
(E) Accounting fees	(E) $2,400	(E) $2,400
(F) Business costs/reserves	(F) $30	(F) $42,465
Total Use of Net Proceeds	$58,430	$104,865

Use of Funds Assuming Targeted Financing

Assuming the Company receives the minimum financing amount of $60,000, the Company may use the proceeds to finance the following or to apply the entire amount to its initial capital contribution in the Joint Venture. Based on information received from HMSHost, a seasoned airport concessionaire, the Company believes that the total initial capital investment on the Joint Venture is $1,010,000. As a 30% member, the Company will be responsible for an initial capital contribution of $303,000.

Advertising and Marketing Expenses
If the Company raises the targeted offering amount, the Company plans to use up to $1,000 for advertising and marketing. The Company, in its sole discretion, reserves the right not to use these funds for advertising if it determines that it is in the best interest of the Company to use these funds for the other purposes set forth in this offering.

Walk-in Freezer and Cooler
The Company has determined that it can cut down on food and labor costs if it purchases a walk-in freezer and cooler. Currently, the Company purchases food in units, but has determined that it would save 10-20% on food costs if it purchases food in palettes. This would require a walk-in freezer and cooler for long and short-term storage.

The Company estimates that an 8'x16' walk-in freezer and cooler combo will cost $17,000. At this time, the Company anticipates purchasing the walk-in freezer and cooler, but may consider leasing it. If the item is leased, the cost would be spread over time and any funds left over will be used towards the Company's other business costs or as working capital.

Procuring a walk-in freezer and cooler combo would enable the Company to buy food in palettes. Food to be used immediately can be stored in the cooler and food that will be used later can be stored in the freezer. The cooler can also be used to defrost food, thus providing the Company with a solution for long term and short term food storage.

Cargo Truck

In order to purchase food in palettes, the Company plans to procure a small cargo truck, which will cost approximately $30,000. If the Company decides to lease instead, the cost will be spread over time and the unused funds will be used towards the Company's other business costs or as working capital.

Currently, the Company's employees purchase food using the CEO's personal vehicle. Due to the capacity of the vehicle, they take at least three shopping trips per week and spend up to twenty hours per month shopping to replenish restaurant inventory. Further, the Company only has a refrigerator, which requires frequent shopping because the food is quickly perishable if not frozen. With a walk-in freezer and a small cargo truck, the Company anticipates reducing the frequency of such trips from three times a week to once per week and saving on gas and employment costs—employee time can be spent at the restaurant, rather than shopping.

Gas and Electricity Rewiring

The Company estimates that the cost of rewiring the electricity and installing a gas line will be $8,000. This will enable the Company to make full use of its kitchen, increasing efficiency and offering additional menu items. Currently, the electricity in the kitchen is inefficient and the grill is unusable due to insufficient gas.

Accounting Costs

The Company plans to use approximately $2,400 to pay for a qualified CPA to review its financials so that it can raise over $107,000 under Section 4(a)(6) of the Securities Act. The Company plans to raise its share of the capital contribution in the Joint Venture through a Regulation Crowdfunding Offering, which requires reviewed financials for raising amounts exceeding $107,000 in a twelve month period.

Use of Funds Assuming Maximum Amount Sold

If the Company raises more than the Targeted Offering Amount, it may adjust the amount that it uses for advertising and marketing expenses, accordingly, up to $5,000. It may use the funds for the purposes specified above and keep the remainder in reserve or reinvest it in the Company.

The Company may also apply some or all of the funds towards its initial capital contribution in the Joint Venture.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity.

11. How will the issuer complete the transaction and deliver securities to the investors?

The following describes the process that an investor must follow to invest in the Company and how the Company will complete the transaction and deliver securities to the investors:

An investor shall review this Form C, the Promissory Note, and all related documents, exhibits, and attachments. These documents may be downloaded on the Company's profile page on neighborcapital.org/auntie-aprils (the "Company's Profile")

On the Company's Profile, an investor shall click on the button labeled, "Invest Now," and follow the directions to invest. An investor must complete a Promissory Note to make an investment commitment. A $10 non-refundable transaction fee will be assessed on the investment commitment to cover processing expenses related to this investment.

An investor's funds will be held in escrow at PrimeTrust until the Targeted Offering Amount is met or exceeded and the offering is closed.

If the Company reaches its Target Offering Amount prior to the Target Offering Deadline, the Company may conduct the first of multiple closings, provided that the offering has been posted on the Company's Profile for at least 21 days and investors who have committed funds will be provided notice at least five business days prior to the close. If after cancellations, the Targeted Offering Amount is still met, at the time of the new deadline, an investor's funds will be transferred from PrimeTrust to the Company.

The Company may accept investment commitments up to the Maximum Offering Amount until the Target Offering Deadline. If the Company meets or exceeds the Target Offering Amount on the Target Offering Deadline, the offering will be closed, and PrimeTrust will transfer investor funds to the Company.

Note: If the Targeted Offering Amount is not reached by the Targeted Offering Deadline, an investor's investment commitment will be returned to the investor without interest or deductions.

Upon closing, an investor will receive an email confirmation of his/her/its investment. <u>**Important**</u>**: An investment has not been accepted by the Company until the investor receives a confirmation letter from the Company. The Company reserves the right to reject any prospective investment for any reason.**

An investor's funds will be released from escrow and transferred to the Company. The Company will keep track of these investments on its offering page on fundamerica.com. An investor can view his/her/its investments by signing into the investor's account at neighborcapital.org and clicking on the link labeled, "My Investments."

The Investor, not the Company, bears the risk and responsibility of delivery of the Promissory Note, payment, and any other documents required in order to invest in this Offering.

12. How can an investor cancel an investment commitment?

<u>The Investor's Rights</u>
Investors may cancel an investment commitment until 48 hours prior to Target Offering Deadline.

The intermediary will notify investors when the Target Offering Amount has been met.

If the Company reaches the Target Offering Amount prior to the Target Offering Deadline, it may close the offering early if the offering has been posted for at least 21 days and it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the Target Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his/her/its investment.

If an investor does not reconfirm his/her/its investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Material Change
If there is a material change to the offering, the investor will be provided notice of the change. Within five business days of receiving such notice, the investor must reconfirm his or her investment commitment. If the investor does not reconfirm, he/she/it will be notified that his/her/its investment commitment was cancelled, the reason for the cancellation, and the refund amount he/she/it should expect to receive. If the material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

Refunds
All of an investor's committed funds will be returned within five business days of the following:
- the investor cancels his or her investment commitment during the permissible cancellation period,
- the investor does not reconfirm a commitment, within the time required to reconfirm, where a material change has been made to the offering, or
- the offering does not close.

The Company's Rights
The Company, in its sole discretion, shall make final and binding determinations on all questions as to the validity, form, eligibility, including time of receipt and acceptance of any promissory note.

The Company reserves the absolute right to reject any promissory note, in whole or in part, at its sole discretion. The Company also reserves the right to waive any defect with regard to any particular promissory note. The Company shall not be under any duty to give notification of any defect or irregularity in a promissory note, nor shall it incur any liability for failure to give such notification.

Investments will not be deemed to have been made until any such defect or irregularity has been cured or waived within such time as the Company shall determine. Promissory notes with defects or irregularities that have not been cured or waived will be returned to the appropriate investor as soon as possible.

Before the Company accepts a promissory note, the Company reserves the right to cancel[7] this offering; however, in the absence of a material adverse change in its business, financial condition or results of its operations, the Company expects to consummate this offering. A promissory note is not accepted until the offering is closed. If the Company cancels this offering, within five business days, you will receive a written notice that this offering has been cancelled, the reason for the cancellation, and the refund amount you should expect to receive.

If the Company cancels this offering or rejects your promissory note, in whole or in part, the applicable part of your funds will be returned within five business days without interest or deduction.

OWNERSHIP AND CAPITAL STRUCTURE
The Offering
13. Describe the terms of the securities being offered.

Below is a summary of the terms of the Promissory Notes:

Financing Amount:	Up to $107,000 in aggregate principal amount of Promissory Notes, with an offering minimum of $60,000 (the "Targeted Offering Amount" or the "Minimum Amount").
Purchase price per security:	The Promissory Notes shall be issued at par (the amount of the obligation)
Minimum investment amount per Investor:	$100
Closing:	The targeted offering deadline is ==February 1, 2018==. The Company will notify Investors when

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[7] The Company is required to cancel this offering if the targeted offering amount is not met by the offering deadline.

	the Targeted Offering Amount is reached. If the Company reaches the Minimum Amount before the Targeted Offering Deadline, it may close this Offering after five (5) business days from reaching the Minimum Amount and providing notice to Investors (the "Initial Closing"). Any Investor funds received after the Initial Closing will be released to the Company upon a subsequent closing.
Definitive Agreement:	The Notes will be issued and sold pursuant to a Promissory Note that will contain customary representations of the Company and the investors and representations specific to offerings under Regulation Crowdfunding.
Interest:	Simple interest will accrue on an annual basis at the rate of 4.00% per annum based on a 365 day year.
Due Date: February 1, 2024	In the first two years of the Note, payments will be interest only. In the following four years of the Note, payments will be interest and principal amortized over the final four years of the Note. The entire principal balance of this Note, together with all accrued and unpaid interest, shall be due and payable six years from the date of the Promissory Note (the "Due Date").
Right to prepay:	This Note may be prepaid at any time, in part or in whole, without premium or penalty.
Modification and waiver:	Any modification or waiver must be in writing and signed by the Company and the requisite noteholder.
No Security Interest:	The Notes will be a general unsecured obligation of the Company and will become subordinate to any secured debt that the Company incurs in the future.

No Voting Rights	The Notes are not equity securities and do not carry any voting rights.

Please see Attachment E for complete terms of the Promissory Notes being offered.

14. Do the securities offered have voting rights?

No

15. Are there any limitations on any voting or other rights identified above?

No

16. How may the terms of the securities being offered be modified?

Any modification or waiver must be in writing and signed by the Company and the requisite noteholder.

Restrictions on Transfer of the Securities Being Offered
The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

The Company currently has 10,000 outstanding shares of common stock. These shares entitle the holder to vote. The Company has no other class of shares. April Spears owns 9,000 shares and has 90% of the voting power. As compensation for services connected to this offering, the Company gave Bayview/Hunters Point Community Legal 1,000 shares of the Company and 10% of the voting power. Bayview/Hunters Point Community Legal has the right to maintain its 10% share if the Company issues additional shares in the future.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Investors in this offering do not have an ownership interest in the Company and do not have the right to vote. Thus, the majority shareholders could materially limit the Investors' rights. For example, the majority shareholders may change the terms of the Company's governing documents or sell voting shares of the Company. Investors must rely on the judgment of the Company's shareholders with the majority-in-interest voting rights. If a majority of the voting shares are sold, the Investors must rely on the judgment of the new interest holders. Such holders may cause the Company to pay off the Notes before their maturity date, thus reducing the aggregate interest to be paid on the Notes to the Investor. Because an Investor's rights could be limited, diluted or otherwise qualified, an Investor could lose some or all of his/her/its investment in this offering and may never see any positive returns.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The principal shareholder, April Spears, has authority to make decisions, which the Investors may not agree with or which may negatively impact the value of the Investors' investment in the Company. The Investors do not have the right to change these decisions. Conflicts of interests may develop amongst different investors in the Company and the Company may not develop in a way that is optimal or beneficial for Investors. For example, Ms. Spears may change the Company's governing documents, change the Company's management, and even force out minority shareholders. Management may change the tax treatment of the Company to favor themselves at the detriment of the Investors.

Ms. Spears may also engage in new offerings or register certain securities of the Company in a way that adversely affects the value of the Investors' securities. For example, she may cause the Company to use the proceeds of the new offering to pay off the Investors' notes, thus reducing the aggregate interest paid on the Notes to the Investors. Other holders of the Company's securities may have access to more information about the Company than the Investors. Thus, the Investors may be at a disadvantage regarding any decisions affecting their securities. Based on the above, Investors may lose all or part of their investment and may never see a positive return.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The securities in this offering are valued at par or face value. In the future, the Company anticipates valuing such securities in the same way.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
N/A – purchasers will not take any ownership interest in the issuer.

23. What are the risks to purchasers associated with corporate actions including:

Additional issuances of securities. The Company may need additional financing to meet its objectives and may sell ownership shares of its company accordingly. Currently, April Spears owns a majority of the Company's voting shares and Bayview/Hunters Point Community Legal owns the remaining 10% of such shares. If the Company issues securities with the right to vote, the voting power of its current shareholders may be diluted. Depending on the number of shares that the Company offers, the new shareholder(s) may have a significant impact on the Company's decision-making. Some of these decisions may adversely affect Investors. Although, Investor may be offered the opportunity to participate in such subsequent offerings, this is not guaranteed. Thus, Investor may never have an equity or voting interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase securities from shareholders, which may decrease the liquidity in the market for such securities.

A sale of the issuer or of assets of the issuer. Investors do not have the ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, Investors must rely on the judgment of the Company's executive management and the Board of Directors (the "Board"). The success of the Investor's investment in the Company will depend largely on the Company's executive management and the Board's skills and expertise. If the Board authorizes a sale of all or part of the Company or a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Company may be presented with potential conflicts of interests in its operations. When presented with these situations, the Company's executive management and the Board will exercise good faith judgment as to the best interest of the Company. The Company currently has no subsidiaries or affiliates. However, the Company may engage in transactions with potential subsidiaries, affiliates or other related parties on terms that are not arms-length. However, the Board and the executive management shall act in accordance with the duties of management to shareholders. By purchasing the securities, Investor acknowledges the existence of any such actual or potential conflicts of interest and waive any claim with respect to any liability arising from such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
California Franchise Tax Board ("FTB")	$65,358.19 (estimated) The Company does not know the exact amount outstanding, but it estimates it has $65,358.19 outstanding based on the following: The initial amount due to the FTB is $99,800.95 with attorney fees of $4,700 for a total of $104,500.95. The Company's records show that $39,142,76 has been paid.	%0	August 1, 2018	The payments shall come from Auntie April's restaurant's business income in the following amounts: (1) $802 in the first four months; (2) after the first four months, increase payment to $1,239 for 19 months; (3) after the 23rd month, increase payments to $1,852.50 for 6 months, and after the 29th, increase the monthly payment to $2,181 for 31 months.

25. What other exempt offerings has the issuer conducted within the past three years?

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
5/13/15	Section 4(a)(2) of the Securities Act; CA Corp Code §25102(f)	Common Stock	1,000 shares	Shares offered as compensation for legal services provided in connection to this offering

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
4. any immediate family member of any of the foregoing persons.

No.

INSTRUCTIONS TO QUESTION 26:
The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER
27. Does the issuer have an operating history?
Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

See Attachment G – Financial Condition of Issuer

INSTRUCTIONS TO QUESTION 28:
The discussion must cover each year for which financial statements are provided. Include a discussion of any known material changes or trends in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges.

For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future.

Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders.

References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Tax information for fiscal year 2016:

Total income	$231,643
Taxable income	$13,201
Total Tax	$1,980

See Attachment F, for Financial Statements and certification by CEO.

The Company included 2 sets of financial statements. The first set (the "First Set"), found on pages 2-5, consist of financials that the Company modified because its initial set of financials (the "Second Set"), found on pages 6-9, contained negative numbers for short-term and long-term debt. To the reasonable knowledge of the Company, the numbers should not be negative. Thus, it used its best efforts to reconcile the negative numbers. The Company notes that it used the Second Set in preparing its tax returns.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security?
    No
ii. involving the making of any false filing with the Commission?
    No
iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    No

If Yes to any of the above, explain: _____

Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
i. in connection with the purchase or sale of any security?
    No
ii. involving the making of any false filing with the Commission?
    No
iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    No

If Yes to any of the above, explain: _____

Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
at the time of the filing of this offering statement bars the person from:
i. association with an entity regulated by such commission, authority, agency or officer?
    No
ii. engaging in the business of securities, insurance or banking?
    No

iii. engaging in savings association or credit union activities?

No

iv. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

No

If Yes to any of the above, explain: _____

Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?

No

ii. places limitations on the activities, functions or operations of such person?

No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock?

No

If Yes to any of the above, explain: _____

Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

No

ii. Section 5 of the Securities Act?

No

If Yes to either of the above, explain: _____

Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
No

If Yes, explain: _____

Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
No

If Yes, explain: _____

Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
No

If Yes, explain: _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation

Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
    1. any other material information presented to investors; and
    2. such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

This information will be included in *Attachment H* and updated as changes are made.

INSTRUCTIONS TO QUESTION 31: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:
120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: auntieaprilsf.com

The issuer must continue to comply with the ongoing reporting requirements until:
1. the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

3. the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
4. the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the issuer liquidates or dissolves its business in accordance with state law.

Attachment A – Director and Officer Work History

APRIL S. SPEARS
4618 THIRD STREET
SAN FRANCISCO, CA 94124
HOME: (415)-240-1789   BUSINESS: (415)-643-4983



Owner/Head Chef
Auntie Aprils' Chicken & Waffles, & Soul Food, San Francisco, CA   5/08-Present
Participate in the daily operating and running of the restaurant which includes responsibility for all aspects of daily front/back-end business operations, Oversee breakfast, lunch, and dinner menu planning, Serve several customers per day, providing meals for sit-down, take-out orders, and off premise catering, Manage staff members in areas of customer service, food preparation/portion control, and food storage and disposal; Advice in all financial reporting activities and accounting, Handle inventory cost control and purchasing, Develop new recipes and menu items, Establish and maintain customer relations with a highly diverse population, Promote new business by way of local advertising and networking efforts, Performed other work as requested.

Owner/Head Chef
Olivia's Restaurant, San Francisco, CA   12/2006-2008
Participated in the daily operations and running of the restaurant with my Business Partner which includes responsibility for all aspects of daily front/back-end business operations, Oversee breakfast, lunch, and dinner menu planning, Served several customers per day, providing meals for sit-down, take-out orders, and off premise catering, Worked and sometimes managed others in areas of customer service, food preparation/portion control, and food storage and disposal; Offered advice in some of the financial reporting activities and accounting of operating the restaurant, Handled inventory cost control and purchasing, Developed new recipes and menu items, Established and maintain customer relations with a highly diverse population, Promoted new business by way of local advertising and networking efforts, Performed other work as requested

Travel Agent
Blue World Travel, San Francisco, CA   1996-2006
Booked travel for luxury cruise lines and airlines travel, Booked hotel and rental car reservations for various Clients, Responded to customer service requests and assisted travelers with all needs, Performed other work as requested.

EDUCATION: **Graduate of San Francisco School of Arts-Year 1994**

REFERENCES: Available upon request.

Melissa Burkart

Work experience

Current Clients   Independent Contractor San Francisco, CA

Bookkeeper: *Spot Design, The City Kitchen, HUNTLittlefield, Cugini Manzone Ristorante, Cliché Noe, Auntie April's Chicken and Waffles*

- Use of QuickBooks for PC's, Macs & Online
- A/R, A/P, monthly reconciliations of bank and credit card accounts
- Process/post payroll through ADP, Intuit, Heartland and Gusto
- Frequent use of MS Office and Excel
- Create and maintain filing systems

11/2004 – 10/2015 Fork & Spoon Prod. San Francisco, CA

Bookkeeper

- Daily use of QuickBooks Pro; A/R, A/P, bank & credit card reconciliation
- Daily use of Microsoft Excel, Word and Outlook
- Process payroll through ADP. HR and Benefits administration
- Maintain office, order supplies, create and maintain filing system

11/2001 – 10/2004 Valhalla / Antidote Sausalito, CA

Office Manager

- Daily use of QuickBooks Pro, A/R, A/P, monthly bank, vendor and merchant reconciliation, monthly financial reports
- Daily use of Microsoft Excel, Word, Outlook Express and OpenTable. Organize & maintain office procedures.
- Process payroll using ADP, Paychex and QuickBooks. HR and Benefits administration.

10/2000 – 09/2001 Independent Contractor Cincinnati, OH

Bookkeeper: *Schuh & Goldberg - Attorneys at Law,*

DW Construction, Priority Remodeling LLC

- Daily use of QuickBooks Pro 1999 & 2000; A/R, A/P, monthly bank reconciliation and financial reports
- Create and maintain spreadsheets & HR forms using Microsoft Excel & Word. Organize and maintain office procedures. Process payroll.

Education

1989 - 1993 The Ohio State University Columbus, OH

BA, International Studies

Interests and activities

Gardening, bees, music, reading, surfing, camping, horses

Attachment B: Officer Responsibilities

Officer Responsibilities

The following are the responsibilities of the Company's officers as set forth in the Company's bylaws:

PRESIDENT. Subject to any supervisory powers, if any, that may be given by the Board of Directors or the Bylaws to the Chairman of the Board, if there be such an officer, the President shall be the corporation's general manager and Chief Executive Officer and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business, affairs and officers of the corporation. Unless otherwise determined by the Board of Directors, he shall preside as Chairman at all meetings of the Shareholders, and in the absence of the Chairman of the Board, or if there be none, at all meetings of the Board of Directors. He shall have the general powers and duties of management usually vested in the office of President of a corporation; shall have any other powers and duties that are prescribed by the Board of Directors or the Bylaws; and shall be primarily responsible for carrying out all orders and resolutions of the Board of Directors.

SECRETARY. The Secretary shall keep or cause to be kept a book of minutes of all meetings and actions by written consent of all Directors, Shareholders and committees of the Board of Directors. The minutes of each meeting shall state the time and place that it was held and such other information as shall be necessary to determine whether the meeting was held in accordance with law and these Bylaws and the actions taken at such meeting. The Secretary shall keep or cause to be kept at the corporation's principal office, a record of the Shareholders of the corporation, giving the names and addresses of all Shareholders and the number and class of shares held by each. The Secretary shall give, or cause to be given, notice of all meetings of Shareholders, Directors and committees required to be given under these Bylaws or by law, and shall have any other powers and perform any other duties that are prescribed by the Board of Directors or the Bylaws or the Chief Executive Officer. If the Secretary refuses or fails to give notice of any meeting lawfully called, any other officer of the corporation may give notice of such meeting.

CHIEF FINANCIAL OFFICER.[1] The Chief Financial Officer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of account. The Chief Financial Officer shall cause all money and other valuables in the name and to the credit of the corporation to be deposited at the depositories designated by the Board of Directors or any person authorized by the Board of Directors to designate such depositories. He shall render to the Chief Executive Officer and Board of Directors, when either of them request it, an account of all his transactions as Chief Financial Officer and of the financial condition of the corporation; and shall have any other powers and perform any other duties that are prescribed by the Board of Directors or the Bylaws or the Chief Executive Officer.

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[1] The Chief Financial Officer is also known as the Treasurer.

Attachment C – Business Description and Plan

Business Description and Plan

About the Company

Open since 2008, Auntie April's is a minority and woman-owned full-service restaurant located on the 3rd St. Corridor in Bayview/Hunters Point. Specializing in soul food, Auntie April's signature dishes include chicken-n-waffles, the red velvet waffle, Lay-Lay's fried chicken dinner, Olivia's oxtail, and Auntie April's award-winning shrimp-n-grits. Breakfast is served all day and all dishes are pork-free.

April Spears, founder of Auntie April's, opened the restaurant to realize her grandfather's dream of opening a "black restaurant." Being born into slavery, he never thought his dream would come true. His legacy now lives through his granddaughter, who is not only dedicated to the success of Auntie April's, but also to serving as a role model to the young people in Bayview/Hunters Point. The name, "Auntie April's," came about because young people in the community sought Ms. Spears' advice and called her "Auntie." Auntie April's is a neighborhood destination, attracting residents on a daily basis. After being aired on Check Please, Bay Area, a popular Bay Area television show recommending local restaurants, the Company estimates that its business tripled for three months, drawing in customers from outside of Bayview/Hunters Point. Business also increased as Auntie April's became more popular on yelp.com, a site where locals go to search for great restaurants.

Business Description and Plan

The Company currently generates revenue primarily through selling food and beverages at its 3rd St. retail location. This includes food sold for take-out and delivery. A secondary source of revenue comes from catering to local residents and local businesses. The Company will continue to generate revenue in the aforementioned ways.

As a new component of its business, the Company is entering into a joint venture with Host International, Inc. (the "Joint Venture") to bring Super Duper Burgers to the Airport. The Joint Venture is structured as an LLC, with Host International, Inc. (HMSHost) as a member with a seventy percent (70%) interest and the Company as a member with a thirty percent (30%) interest. HMSHost was awarded a six-year concessions lease with the Airport (the "Contract") valued at $33 million, which will be subleased to the Joint Venture.

As a condition to participating in the Joint Venture, the Company shall remain certified as an Airport Concession Disadvantaged Business Enterprise (ACBDE) as required by the Airport's Master Lease requirements. In addition, the Company shall participate in the Joint Venture in proportion to its interest, including (1) providing an initial capital contribution; (2) reimbursing HMSHost for the cost incurred to win the Contract; and (3) participating in all major decisions for the joint venture, including capital development planning, financial and management decisions, marketing, management level supervision, hiring and firing, and major purchases.

The Company will receive monthly distributions from the Joint Venture, in proportion to its ownership interest, based on the Joint Venture's cash flow.

Based on information received from HMSHost, the Company estimates that it will spend $303,000 and HMSHost will spend $707,000 as an initial capital investment in the Joint Venture to develop, open, operate and maintain the concessions. The initial capital investment includes a $35,000 Franchise Fee and a $40,000 fee for remote storage.

Target Market

The Company has two target markets, one for its restaurant on 3rd St and the other for its airport concession business.

Target Market: 3rd Street Restaurant Location
The Company's target market include Bayview residents, residents throughout the San Francisco Bay Area, and workers within and in nearby neighborhoods, such as Mission Bay, which houses UCSF and Kaiser Permanente. Conveniently located next to the T-line, San Francisco's public transit system, and the freeway, Auntie April's is easily accessible to nearby residents and workers. Eighty percent of the Company's customers are black customers living in Bayview/Hunters Point. Offering tasty food and superb service at affordable prices, the Company hopes to attract customers from all ethnic, cultural, and socioeconomic backgrounds throughout the San Francisco Bay Area. Using social media, catering to well-known Bay Area companies, such as Google and UCSF, and offering its food through Eat24, GrubHub, and word-of-mouth recommendations, the Company is quickly expanding its customer base beyond Bayview/Hunters Point.

Target Market: Airport Concession
The Company's target market for its airport concession business is anyone traveling in the domestic terminals looking for a taste of Bay Area cuisine, specifically, burgers, shakes, and fries, made from fresh, local ingredients. Given Super Duper Burgers' popularity and positive response to its food, the Company believes that Super Duper Burgers will be a well-received addition to the San Francisco Airport.

Competition

Competition in Bayview/Hunters Point
Based on the Company's preliminary research, three other restaurants in Bayview/Hunters Point also serve soul food, including Frisco Fried, Old Skool Café, and Let's Eat BBQ & More.

Location
Like Auntie April's, Frisco Fried and Let's Eat BBQ & More are located on the Third St. Corridor. Despite the proximity in location and similarity in cuisine, Auntie April's is the

most affordable of its competitors and may be the most popular.[1] In addition, Frisco Fried and Let's Eat BBQ & More are both located on the 5100 block of Third Street, making them directly competitive with each other, whereas Auntie April's is located on the 4600 block, giving her less immediate competition.

Specialties and Hours
Although Auntie April's, Frisco Fried, Old Skool Café, and Let's Eat BBQ and more all serve soul food, each restaurant has a different specialty.

Auntie April's: Auntie April's is well-known for its chicken-n-waffles and serves breakfast all day. Unlike her competitors, which do not open until 11am or later, Auntie April's opens at 8am, catering to the breakfast and morning crowds. Auntie April's is also unique in that it closes for dinner, except for special events. Because of its unique hours, a customer choosing between Auntie April's and its competitors during the pre-evening hours may choose Auntie April's because it is only open during the day. In addition, Auntie April's offers the only pork-free menu of its competitors, thus attracting patrons who prefer to avoid pork.

Auntie April's has hosted special events on Sundays, including first Sunday dinners and Gospel Brunch. To participate in these events, customers purchase a ticket online via eventbrite.com and choose a time for admission to the restaurant. In addition to Auntie April's regular menu items, customers at these events also enjoy special items and music catered to the theme of the event. Customers at Gospel Brunch have enjoyed Bourbon Street French toast with bananas and a rum reduction sauce with bottomless mimosas, while listening to the sounds of live gospel music. Customers at the Gumbo and Jazz event were treated to a delicious three-course menu, including appetizers, salad, three types of all-you- can-eat gumbo, a choice of dessert while enjoying the smooth, melodic sounds of live jazz.

Frisco-Fried: As its name-sake and its slogan, "Fried with Pride," indicates, Frisco Fried is known for its fried food. While there is some overlap with Auntie April's menu items, Frisco Fried has a more extensive seafood menu and also serves non soul-food items, such as hot-dogs, burgers, and Rice-o-Roni. Unlike Auntie April's, Frisco Fried does not serve any breakfast items. The extensive menu and lack of focus makes it hard to ascertain whether Frisco-Fried specializes in any particular menu item. Based on marketing alone, a potential customer searching for the best chicken-n-waffles in San Francisco or for a soul food breakfast joint in San Francisco may choose Auntie April's over Frisco-Fried.

Let's Eat BBQ & More: Let's Eat BBQ & More has an extensive menu of barbeque meats, seafood, sandwiches and salad. Its namesake suggests that its specialty is BBQ, but they also serve other items. Like Auntie April's, Let's Eat BBQ & More serves fried chicken. However, Let's Eat BBQ & More is not known for their fried chicken nor do

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[1] Auntie April's received 391 reviews and an average of four stars on yelp.com, whereas Frisco Fried and Let's Eat BBQ & More received 281 and 36 reviews, respectively, and also an average of four stars. Old Skool Café received 326 reviews with an average of 4.5 stars.

they serve chicken-n-waffles, a quintessential soul food staple. In addition, Let's Eat BBQ & More does not serve any breakfast items.

Old Skool Café: Old Skool Café is a youth-run supper club, open three days a week, from 5:30 pm – 9:30 pm. Although Old Skool Café also serves soul food, the focus is on the underlying mission, not the food: Old Skool Café is a non-profit organization providing training to youth—particularly, urban, at-risk youth—ages 16-22. In addition, the restaurant transports patrons back to 1920s-1940s Harlem, with staff dressed in red and black uniforms from this era to the restaurant décor and live music from these decades. Based on the unique theme of Old Skool Café and its limited hours, the Company does not believe that Old Skool Café is a direct competitor.

Competition at the San Francisco Airport Domestic Terminal
The Airport awarded the Joint Venture a six-year contract to operate Super Duper Burgers at Terminal 3, Boarding Area, F. Terminal 3 is renovated modeled after Terminal 2, which has seen great success in attracting customers since its renovation.[2] In Fiscal Year 2014-2015, passengers at Terminal 2 spent 25.1% more than passengers at the domestic terminals as a whole on retail, food and beverage, excluding duty-free. [3]The newly renovated terminals are aimed at providing passengers a taste of Bay Area cuisine.[4]

Currently, the Terminal 3, Boarding Area F consist of a variety of local restaurants, including the following:
- Andale Mexican Restaurant
- Boudin's Bakery and Café
- Buena Vista Café
- Burger King
- Emporio Rulli Gran Caffee
- Firewood Pizza
- Fraiche
- Gordon Biersch
- Klein's Coffee and Deli Bar
- Koi Palace
- Lori's Diner
- Max;s E.V.O.O. Café
- Peet's Coffee
- San Francisco Soup Company
- Sankaku
- SF Uncork'd
- Tomokazu
- Urban Street Gastropub
- Yankee Pier

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[2] *See* Airport Commission of the City and County of San Francisco's Annual Continuing Disclosure Report dated January 22, 2016.
[3] *See id.*
[4] *See id.*

In addition to the above, new restaurants will open in this terminal and all other Airport terminals. Many concession leases will expire in 2017-2019. However, the Company believes that despite the competition at Terminal 3, Boarding Area F, and competition at the other terminals, Super Duper Burgers presents an appealing option to travelers at the Airport.

Super Duper Burgers serves affordable, high quality fast food. Its most immediate competition is Burger King, located in the Airport. Both Super Duper Burgers and Burger King are fast-food restaurants serving burgers, fries, and shakes. Unlike Burger King, however, Super Duper Burgers originated in San Francisco and is only located in the San Francisco Bay Area, making it less accessible to travelers than Burger King, which is located worldwide. Additionally, Super Duper Burgers has a uniquely local flair and is dedicated to providing customers with the highest quality fast food. With artisan baked bread from a San Francisco baker, organic ice cream from Strauss Family Creamery in Tomales Bay, and freshly ground beef from humanely raised and 100% vegetarian-fed cows from family owned ranches, Super Duper Burger has freshness and quality that customers can taste.

Although the Company believes Super Duper Burgers is competitive in the current environment, most food and beverage leases will expire during 2017-2019. Thus, the Company cannot predict whether it will remain successful with new concessionaires serving the Airport. Given the success at Terminal 2, however, the Company believes that it will remain competitive due to customer demand for a higher quality and more authentic local dining experience.

Attachment D – Risk Factors

Risk Factors Generally

POTENTIAL INVESTORS SHOULD BE AWARE THAT AN INVESTMENT IN THE COMPANY IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF THE ENTIRE INVESTMENT. INVESTORS SHOULD CAREFULLY READ AND CONSIDER THE FOLLOWING RISK FACTORS AND ALL MATTERS SPECIFIED IN THESE OFFERING DOCUMENTS IN DETERMINING WHETHER OR NOT TO INVEST IN THE COMPANY AS SPECIFIED HEREIN. THE FOLLOWING FACTORS ARE NOT AN ALL-INCLUSIVE LIST OF POSSIBLE RISKS INHERENT IN THE OFFERING. OTHER FACTORS NOT IDENTIFIED HERE COULD ALSO LEAD TO A LOSS OF THE INVESTMENT.

Risks Related to an Investment in the Company

Certain Factors May Affect Future Success

The Company's continued future success will depend on many factors, including factors beyond the Company's control and/or cannot be predicted at this time. These risk factors include but are not limited to changes in or increased levels of competition, including the entry of additional competitors and/or increased success by existing competitors; changes in general economic conditions; increases in labor and/or operating costs; the Company's ability to generate sufficient demand, expand its customer base and retain key customers; and reduced margins caused by competitive pressures, rising food costs and/or increased operating costs. These conditions may have a material adverse effect upon the Company's business, operating results, and financial condition.

Dependence of Key Personnel

Much of the Company's success depends on its key personnel's skills, experience, and performance. The Company does not have a plan detailing how to replace any of these persons in case of death or disability. The Company's success also depends on the Company's ability to recruit, train, and retain qualified personnel. If the Company loses the services of any of the key members of senior management, other key personnel, or if the Company is unable to recruit, train, and retain senior management or key personnel, the Company's business, operating results, and financial condition may be adversely affected.

Control of the Company

April Spears currently solely operate and control the Company and such management and control will remain with her. Investors must rely upon her judgment and skills.

No Guarantee of Return

An Investor may not realize a substantial return on investment or any return at all. In addition, an Investor may lose some or all of the investment. For these reasons, each Prospective Investor should carefully read this offering statement and all attachments and consult with an attorney, accountant, and/or business advisor before making any investment decision.

Tax Risks

The Company, the officers, directors, counsel to the Company, or any other professional advisors thereto make no representation or warranty of any kind with respect to any tax consequences of investment in the Company. EACH PROSPECTIVE INVESTOR SHOULD SEEK THE INVESTOR'S OWN TAX ADVICE CONCERNING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

Revisions to Use of Proceeds

The management may revise the Company's use of proceeds from this offering. The Company shall notify Prospective Investors in writing of any material changes to the use of such proceeds. Prospective Investors must reconfirm their investment commitment if they wish to invest after receiving notice of such material changes. If management fails to apply such funds effectively, the Company may suffer a material adverse effect on its business, prospects, financial condition, and results of operations.

Risks Related to the Food Service Industry

Food service businesses depend on consumer discretionary spending and are often affected by changes in consumer tastes, national, regional and local economic conditions and demographic trends. Factors such as traffic patterns, weather, fuel prices, local demographics and the type, number and locations of competing restaurants may adversely affect the Company's performance. In addition, economic downturns, inflation or increased food or energy costs could harm the restaurant industry in general and our restaurant in particular. Adverse changes in any of these factors could reduce consumer traffic or impose practical limits on pricing that could harm our business, financial condition, results of operations and cash flow. Consumer preferences are subject to trends. The Company sells soul food in its restaurant in Bayview/Hunters Point and will sell burgers, fries, and shakes at the Airport. Consumers may not continue to regard such foods favorably or we may not be able to develop new menu items that appeal to consumer preferences. Our business, financial condition and results of operations depend in part on our ability to anticipate, identify and respond to changing consumer preferences and economic conditions. In addition, the restaurant industry is currently under heightened legal and legislative scrutiny related to menu labeling and resulting from the perception that the practices of restaurant companies have contributed to nutritional, caloric intake, obesity or other health concerns of their guests. If we are unable to adapt to changes in consumer preferences and trends, we may lose customers and our revenues may decline.

Changes in Food and Supplies Cost

Our profitability depends in part on our ability to anticipate and react to changes in food and supplies costs. We are susceptible to increases in food costs as a result of factors beyond our control, such as general economic conditions, seasonal economic fluctuations, weather conditions, global demand, food safety concerns, infectious diseases, fluctuations in the U.S. dollar, product recalls and government regulations. The costs of many basic foods for humans and animals, including wheat and cooking oil, have increased markedly in recent years, resulting in upward pricing pressures on almost all of our raw ingredients, including chicken, our best-selling item. Food prices have escalated during the last two fiscal years and we expect there will be additional pricing pressures on some of those ingredients in the coming fiscal year. As a result of such pricing pressures, we are expecting significant increases in the costs of certain ingredients for items on our menu. Weather related issues, such as freezes or drought, may also lead to temporary spikes in the prices of some ingredients such as produce or meats. Any increase in the prices of the ingredients most critical to our menu would adversely affect our operating results. Alternatively, in the event of cost increases with respect to one or more of our raw ingredients, we may choose to temporarily suspend serving menu items rather than paying the increased cost for the ingredients. Any such changes to our available menu may negatively impact our restaurant traffic, business and comparable restaurant sales during the shortage and thereafter. We have implemented menu price increases in the past to significantly offset the higher prices of food and supply costs. We may not be able to offset all or any portion of increased food and supply costs through higher menu prices in the future.

Competition with Other Restaurants

We may not be able to compete successfully with other local restaurants. The food service industry is intensely competitive. Like many other restaurants in the Bayview neighborhood, we serve Southern-inspired food. We also compete with local restaurants serving other types of foods. In addition to our competitors in Bayview/Hunters Point, the Joint Venture faces competition from other restaurant concessions at the Airport. Competition in our industry is primarily based on price, convenience, quality of service, brand recognition, restaurant location and type and quality of food. If our restaurant cannot compete successfully with other local restaurants, we could lose customers and our revenues could decline. We compete with other local restaurants for customers, staff, and qualified management. Our competitors may have substantially greater financial and other resources, may have been in business longer, may have greater brand recognition or may be better established than we are. Any of these competitive factors may materially adversely affect our business, financial condition or results of operations.

Possible Economic Downturn

The restaurant industry is dependent upon consumer discretionary spending. The recession from late 2007 to mid-2009 reduced consumer confidence to historic lows, impacting the public's ability and desire to spend discretionary dollars as a result of job losses, home foreclosures, significantly reduced home values, investment losses, bankruptcies and reduced access to credit, resulting in lower levels of customer traffic and lower average check sizes in our restaurants. If the economy experiences another significant decline, our business, results of operations could be materially adversely affected. Deterioration in customer traffic or a reduction in average check size would negatively impact our revenues and profitability.

Uncertainties of the Aviation Industry[1]

The success of the Company's concession business depends on passenger demand at the Airport. Passenger demand depends on factors such as the population and economy of the Airport service region; national economic conditions; political conditions, including wars, other hostilities and acts of terrorism; airfares and competition from surrounding airports; airline service and route networks; the capacity of the national air transportation system and the Airport; accidents involving commercial passenger aircraft; visa requirements and other limitations on the ability of foreign citizens to enter the United States; and the occurrence of pandemics and other natural and man-made disasters.

The airline industry is cyclical and subject to intense competition and variable demand. Traffic volumes are responsive to economic circumstances and seasonal patterns. Other factors, such as fuel and regulatory costs, can also have a significant impact on the industry. As a result, the Company's financial performance as an airport concessionaire can fluctuate dramatically from one reporting period to the next. If we face severe financial difficulties, we may not be able to pay rent or we may stop operations at the airport.

Airline Concentration; Effect of Airline Industry Consolidation[2]

The Company's revenues at the Airport depend, in part, on the number of flights at the Airport. Recently different airlines have merged. In 2010, United Airlines merged with Continental Airlines and as of 2011 have gained FAA approval to operate under a single operating certificate as United Airlines. United Airlines, together with Skywest and United Express, was responsible for 45.2% of the Airport's total enplanements and 41.7% of the Airport's total revenue landed weight in Fiscal Year 2014-15. The Airport serves as a hub airport for United Airlines. If United Airlines were to reduce or cease connecting service at the Airport, other airlines may not replace these flights. Although when airlines have reduced or ceased operations at the Airport in the past, other airlines have absorbed the traffic and the Airport did not see any significant adverse effect on its revenues, the possibility of a significant adverse impact remains.

In December 2013, American Airlines and US Airways merged and began operating under a single operating certificate in April 2015. Southwest also acquired AirTran Holdings, Inc., parent company of Air Tran Airways in May 2011. Since November 2014, all flights have been operated as Southwest Airlines. Further airline consolidation remains possible. While prior mergers have had and the Airport Commission expects that

---

[1] *See* Airport Commission of the City and County of San Francisco's Annual Continuing Disclosure Report dated January 22, 2016
[2] *See id.*

recent mergers will have little impact on the respective combined airlines' market shares at the Airport, future mergers or alliances among airlines operating at the Airport may result in fewer flights or decreases in gate utilization by one or more airlines. Such decreases could result in reduced revenues for the Company.

Competition with Other Airports[3]

The Airport competes with Metropolitan Oakland International Airport (the "Oakland Airport") and Norman Y. Mineta San Jose International Airport (the "San Jose Airport") for passengers and cargo traffic. It also competes with Los Angeles International Airport and possibly Seattle-Tacoma airport for International passengers.

On November 4, 2008, the voters of the State approved Proposition 1A, the "Safe, Reliable High-Speed Passenger Train Bond Act" authorizing the issuance of $9.95 billion in bonds to finance construction of high-speed train service linking Southern California, the Sacramento San Joaquin Valley and the San Francisco Bay Area. The regional Metropolitan Transportation Commission retained an aviation-consulting firm to study the impact of high- speed rail on the airports in the San Francisco Bay Area. The consulting firm released a report forecasting that by 2035, the San Jose Airport could lose 12% of its projected passengers, Oakland Airport could lose 9% and the Airport could lose 4% to a high-speed rail system. Construction of the high-speed rail system commenced in the Sacramento San Joaquin Valley in 2014. The Airport Commission cannot predict whether a high-speed rail system will be completed, what areas of the State it would serve, or the effect that any such high-speed rail system would have on passenger traffic at the Airport. Reduced passenger traffic at the Airport may cause a reduction in the Company's concession revenues.

Airport Security[4]

After the September 11, 2001 terrorist attacks, the Transportation Security Act and FAA directives mandated increased safety and security. In spite of the increased security measures, additional acts of terrorism resulting in disruption to the North American air traffic system, increased passenger and flight delays, and/or reductions in Airport passenger traffic remain possible. If such events occur, the Company's revenue may decrease.

Worldwide Health Concerns[5]

There is a risk that travel restrictions could be imposed to limit the spread of serious communicable diseases. While the Company does not know of any current outbreaks of serious communicable diseases, past outbreaks have affected passenger traffic at the Airport and future outbreaks are possible.

---

[3] *See id.*
[4] *See id.*
[5] *See id.*

In fall 2009, the World Health Organization and the U.S. Department of Health and Human Services (through the Secretary of the Department of Homeland Security), declared public health emergencies as the result of outbreaks of a serious strain of the flu. In spring 2003, there was an outbreak of a serious strain of bird flu in Asia and Canada called "Severe Acute Respiratory Syndrome" or SARS. That, together with the war in Iraq and other factors at about the same time, temporarily reduced passenger activity approximately 14% in the second quarter of Fiscal Year 2002-03, and approximately 7% for the year as a whole.

Future pandemics may lead to a decrease in air traffic, at least temporarily, which in turn could cause a decrease in passenger activity at the Airport and a corresponding decline in the Company's revenues.

Seismic Risks[6]

The Airport is located in the San Francisco Bay Area, which is a seismically active region, having experienced several major and numerous minor earthquakes. A major earthquake may cause substantial damage to the Airport's facilities, and adversely affect the economy of the Bay Area, which could have a negative impact on the passengers using the Airport and the Company's revenues.

Climate Change Issues and Possible New and Increased Regulation[7]

Climate change concerns are shaping laws and regulations at the federal and State levels that could have a material adverse effect on airlines operating at the Airport and could also affect ground operations at the Airport, including the Company's concession business.

Risk of Sea-Level Changes and Flooding[8]

The Airport is adjacent to the San Francisco Bay, which opens onto the Pacific Ocean. Although the Airport has built several barriers to keep water out, it sometimes experiences overtopping of some flood protection features. It may be vulnerable to flooding in the event of sea level rise, climate change, or a major storm. If any such events occur, the Company may suffer a material adverse effect on its airport concessions.

Risk of not raising adequate capital

The Company must make an initial capital contribution of approximately $303,000 to the Joint Venture. The Company looks to raise the capital required to hire an independent accountant to review its financials in this offering and to raise a significant amount of its capital contribution from this offering, from another Regulation Crowdfunding offering, and/or from a private offering. If the Company falls short on its capital contribution,

---

[6] *See id.*
[7] *See id.*
[8] *See id.*

HMSHost may, at its sole discretion, lend the Company capital to make up for the shortfall. The loan shall bear interest at a rate equal to the lesser of (a) eight hundred (800) basis points above one-year LIBOR (as published in the issue of the *Wall Street Journal* on the business day immediately succeeding the contribution or advance date), compounded quarterly, to be reset on the anniversary of the loan, or (b) the maximum rate permitted by law. Because it is not guaranteed that the Company will raise the necessary capital contribution or get a loan from HMSHost, the Company may be deemed in "default" of the Joint Venture's operating agreement. If this occurs, HMSHost may terminate the Joint Venture and the Company will not receive its any cash distributions from the Joint Venture. In addition, the Company notes that any cash distribution it receives from the Joint Venture depends on the Joint Venture's cash flow. Although HMSHost forecasts a positive cash flow, the Company cannot guarantee that the forecast is accurate.

Risks related to a Crowdfunding investment

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Attachment E – Form of Promissory Note

PROMISSORY NOTE

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

[$_____]   Date: _____

For good value, Auntie April's ("Borrower") promise to pay to the order of _____("Lender") the sum of _____($_____) Dollars, together with interest at the rate of 4.00% per annum on the unpaid balance, paid in the following manner:

1. **Term.**
   The "Due Date" of the Note will be six (6) years after disbursement of the subject funds from Lender to Borrower. Upon demand by Lender, Borrower shall pay all principal and accrued interest to Lender. Lender may not make a demand for payment (unless a default event occurs as defined in section 6) before the Due Date.

2. **Repayment.**
   Borrower shall make annual payments within 30 days following the end of each calendar year. In the first two (2) years of the Note, payments will be interest only. In the following four years of the Note, payments will be interest and principal amortized over the final four years of the Note. The entire outstanding principal balance of this Note, together with all accrued and unpaid interest, shall be due and payable on the Due Date. On the Due Date, Borrower shall pay the principal balance plus any accrued interest. Interest shall be computed on the basis of a 365-day year for the actual number of days elapsed. In the first and last year of the investment period, the interest payment shall be pro-rated based on a 365-day year.

   This Note may be prepaid at any time, in part or in whole, without premium or penalty. All payments shall be first applied to accrued interest, then to the principal of this Note.

   Payments shall be made to the following address as designated by the Lender:
   Lender Name: _____
   Lender Address: _____
                         _____

   All payments shall be made without set-off or counterclaim and be free and clear without any deduction or withholding for any taxes or fees unless the obligation to make such deduction or withholding is imposed by law.

3. **Subordination.**
   This note is subordinated to all indebtedness of the Borrower to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

4. **Borrower Representations**

a. The Borrower is a corporation duly organized, validly existing and in good standing under the laws of the state of California and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

b. The Borrower has the power to execute, deliver and perform this agreement and all necessary actions on the part of the Borrower have been duly authorized.

c. This agreement constitutes a legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

d. To the knowledge of the Borrower, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Borrower or (iii) any material indenture or contract to which the Borrower is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Borrower.

e. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Borrower; (ii) result in the acceleration of any material indenture or contract to which the Borrower is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Borrower or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Borrower, its business or operations.

5. **Lender Representations**

a. Lender has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder.

b. Lender acknowledges that Lender has received a copy of the Borrower's disclosure document including all exhibits thereto.

c. Lender has requisite knowledge to assess the relative merits and risks of this investment, or has relied upon the Lender's professional advisors with regard to an investment in the Borrower. Lender acknowledges that the Borrower has given Lender the opportunity to ask questions of and receive answers from the Borrower's officers and directors concerning the terms and conditions of this Agreement and the business and financial condition of the Borrower, and Lender has received to its satisfaction, such information about the business and financial condition of the Borrower and the terms and conditions of this Agreement as it has requested.

d. This instrument constitutes valid and binding obligation of Lender, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

e. Lender has truthfully completed the Investor Suitability Questionnaire on neighborcapital.org and Lender represents that he, she or it is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act.

f. Lender has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available.

g. Lender is purchasing this instrument and the securities to be acquired by Lender hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and Lender has no present intention of selling, granting any participation in, or otherwise distributing the same.

h. Lender has requisite knowledge to assess the relative merits and risks of this investment, or has relied upon the Investor's professional advisors with regard to an investment in the Borrower, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

i. Lender understands and acknowledges that this Note may not be transferred for at least one year after the date of purchase unless it is transferred to:

<ol type="i" start="1">
the Borrower;
an accredited investor;
as part of an offering registered with the Commission; or
to a family member of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of the family member of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

6. **Default.**

Each of the following events shall be an "***Default Event***" hereunder:

    a. Other than with respect to a Permitted Deferral, Borrower fails to pay any of the outstanding principal amount due under this Note on the date the same becomes due and payable or within five business days thereafter or any accrued interest or other amounts due under this Note on the date the same becomes due and payable or within five business days thereafter;

    b. Borrower files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

    c. An involuntary petition is filed against Borrower (unless such petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Borrower.

Upon the occurrence of a Default Event hereunder, all unpaid principal, accrued interest and other amounts owing hereunder shall automatically be immediately due, payable and collectible by Lender pursuant to applicable law.

7. **Indemnification.**

The Lender agrees to indemnify, defend and hold harmless Borrower, and pay all fees and expenses that are incurred by, and all judgments and claims made against the Borrower, its affiliates, counsel and their respective officers, directors, managers, shareholders, members, agents, partners, and employees (collectively, the "Indemnified Parties,") for and against all liabilities, losses, damages, penalties, actions, judgments, costs, expenses or disbursements of any kind or nature (including reasonable attorneys' fees) that may be imposed on, incurred by, or asserted against the Indemnified Parties, in any way relating to or arising out of Lender's failure to fulfill any terms and conditions of this Agreement, or by reason of any inaccuracy or omission of any information provided herein or any breach of the representations and warranties made by Lender herein or in any document or information Lender provides to the Borrower or in connection to this investment.

8. **Parity with Other Notes.**

The Borrower's repayment obligation to the Lender under this Note shall be on parity with the Borrower's obligation to repay all Notes issued in the same offering. In the event that the Borrower is obligated to repay the Notes and does not have sufficient funds to repay all the Notes in full, payment shall be made to the holders of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Borrower of its obligations to the Lender hereunder.

9. **Notice**.

Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

10. **Successors and Assigns**.

Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that the Borrower may assign this instrument in whole, without the consent of Lender, in connection with a reincorporation to change the Borrower's domicile. Subject to the foregoing, this instrument will be binding on the parties' successors and assigns.

11. **Severability.**
Whenever possible, each provision of this Note will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Note is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Note.

12. **Maximum Legal Rate.**
If any interest paid on this Note is in excess of the then legal maximum rate, then that portion of the interest payment in excess of the then legal maximum rate shall be deemed a payment of principal and applied against the principal of this Note.

13. **Writing.**
No modifications, termination or attempted waiver of this Note will be valid unless in writing and signed by the Borrower and the Lender.

14. **Governing Law.**
This Agreement will be construed and enforced in accordance with the laws of the State of California without giving effect to provisions thereof regarding conflict of laws. The parties submit to the jurisdiction of the courts located in the County of San Francisco, California, USA.

15. **Not Effective Until Accepted by Borrower**.
This Agreement is not effective until the Borrower has accepted the Lender's subscription.

"Lender"

_____

Signed: _____
Print Name: _____
Title: _____
Date: _____

"Borrower"
Auntie April's

Signed: _____
April Spears, CEO

Date: _____

Attachment F – Financial Statements and Certification

Auntie April's
Balance Sheet
As of December 31, 2016

First Set

	Dec 31, 16	Dec 31, 15
ASSETS		
Current Assets		
Checking/Savings		
2015 B of A 8025	20,068.01	20,068.01
B of A 8025	424.50	0.00
B of A Checking Inc 5073	-12,257.01	-562.04
B of A Savings Inc 5662	2,997.18	5,549.82
Petty Cash	5,178.40	8,912.75
Total Checking/Savings	16,411.08	33,968.54
Other Current Assets		
Cash Payments	2,969.71	4,482.62
Credit Card Receivables	417.09	190.13
Total Other Current Assets	3,386.80	4,672.75
Total Current Assets	19,797.88	38,641.29
Fixed Assets		
Furniture and Equipment	612.32	612.32
Total Fixed Assets	612.32	612.32
TOTAL ASSETS	**20,410.20**	**39,253.61**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable	3,838.03	0.00
Total Accounts Payable	3,838.03	0.00
Other Current Liabilities		
*Sales Tax Payable	1,268.44	-0.30
Clover Mobile Lease	3,297.65	4,673.04
Employee Tips Payable	979.64	0.00
Total Other Current Liabilities	5,545.73	4,672.74
Total Current Liabilities	9,383.76	4,672.74
Long Term Liabilities		
Chapter 13	64,232.74	89,351.11
KIVA ZIP Loan	0.00	625.07
Total Long Term Liabilities	64,232.74	89,976.18
Total Liabilities	73,616.50	94,648.92
Equity		
Opening Balance Equity	208.09	0.00
Owner Draw	-24,233.52	-14,013.00
Retained Earnings	-41,382.31	-113,341.35
Net Income	12,201.44	71,959.04
Total Equity	-53,206.30	-55,395.31
TOTAL LIABILITIES & EQUITY	**20,410.20**	**39,253.61**

Auntie April's
Profit & Loss
January through December 2016

	Jan - Dec 16	Jan - Dec 15
Ordinary Income/Expense		
Income		
Catering Income	2,539.00	0.00
Delivery Income	34,513.65	0.00
Food & Beverage Sales	371,831.72	349,288.00
Non Taxable Income	14,136.53	17,996.88
Refunds	0.00	-992.04
Total Income	423,020.90	366,292.84
Cost of Goods Sold		
Food & Beverage Purchases	198,928.48	189,398.39
Total COGS	198,928.48	189,398.39
Gross Profit	224,092.42	176,894.45
Expense		
Advertising and Promotion	1,420.94	2,725.13
Automobile Expense	3,150.34	1,523.35
Bank Service Charges	1,531.60	841.40
Business Development	600.00	671.80
Business Licenses and Permits	1,523.00	0.00
Charity / Donations	678.00	100.00
Commission	4,942.63	0.00
Computer and Internet Expenses	940.49	539.99
Dues & Memberships	696.98	300.00
Equipment	1,598.98	1,055.17
Flowers & Decor	2,029.14	1,440.00
Insurance Expense	3,839.74	4,898.56
Kitchen Expenses	9,763.39	5,441.73
Linen Expense	401.64	267.00
Meals & Entertainment	1,815.47	464.11
Merchant Account Fees	8,197.77	4,971.10
Music & Entertainment	0.00	750.00
Office Expense	3,738.84	3,615.97
Outside Services	0.00	3,043.39
Payroll Expenses	69,768.04	0.00
Penalties & Interest	985.18	0.00
Pest Control	924.00	1,224.00
Postage & Shipping	165.16	171.13
Printing & Reproduction	649.96	0.00
Professional Fees	5,219.25	650.00
Rent Expense	41,816.00	36,000.00
Repairs and Maintenance	13,549.42	6,806.30
Restaurant Expenses	9,443.27	5,099.29
Telephone Expense	2,826.66	3,010.72
Trash / Recycling	2,066.83	1,677.60
Travel & Entertainment	1,349.14	1,760.87
Truck Rental	1,780.52	628.37
Uniforms/Business Wear	987.00	1,746.05
Utilities	20,041.95	13,512.47
Total Expense	218,441.33	104,935.50
Net Ordinary Income	5,651.09	71,958.95
Other Income/Expense		
Other Income		
Grant	6,550.00	0.00
Interest Income	0.35	0.09
Total Other Income	6,550.35	0.09
Other Expense		
Ask My Accountant	0.00	0.00
Total Other Expense	0.00	0.00
Net Other Income	6,550.35	0.09
Net Income	12,201.44	71,959.04

Auntie April's
Statement of Cash Flows
January through December 2015

	Jan - Dec 15
OPERATING ACTIVITIES	
Net Income	71,959.04
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Cash Payments	-4,482.62
Credit Card Receivables	-190.13
*Sales Tax Payable	-0.30
Clover Mobile Lease	-1,043.28
Net cash provided by Operating Activities	66,242.71
INVESTING ACTIVITIES	
Furniture and Equipment	-612.32
Net cash provided by Investing Activities	-612.32
FINANCING ACTIVITIES	
Chapter 13	-15,148.89
KIVA ZIP Loan	-2,499.96
Owner Draw	-14,013.00
Net cash provided by Financing Activities	-31,661.85
Net cash increase for period	33,968.54
Cash at end of period	**33,968.54**

Auntie April's
Statement of Cash Flows
January through December 2016

	Jan - Dec 16
OPERATING ACTIVITIES	
Net Income	12,201.44
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Cash Payments	1,512.91
Credit Card Receivables	-226.96
Accounts Payable	3,838.03
*Sales Tax Payable	1,268.74
Clover Mobile Lease	-1,375.39
Employee Tips Payable	979.64
Net cash provided by Operating Activities	18,198.41
FINANCING ACTIVITIES	
Chapter 13	-25,118.37
KIVA ZIP Loan	-625.07
Opening Balance Equity	208.09
Owner Draw	-10,220.52
Net cash provided by Financing Activities	-35,755.87
Net cash increase for period	-17,557.46
Cash at beginning of period	33,968.54
Cash at end of period	**16,411.08**

Auntie April's
Balance Sheet
As of December 31, 2016

Second Set

	Dec 31, 16
ASSETS	
Current Assets	
Checking/Savings	
2015 B of A 8025	20,068.01
B of A 8025	424.50
B of A Checking Inc 5073	-12,257.01
B of A Savings Inc 5662	2,997.18
Petty Cash	5,178.40
Total Checking/Savings	16,411.08
Other Current Assets	
Cash Payments	2,969.71
Credit Card Receivables	417.09
Total Other Current Assets	3,386.80
Total Current Assets	19,797.88
Fixed Assets	
Furniture and Equipment	612.32
Total Fixed Assets	612.32
TOTAL ASSETS	**20,410.20**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	3,838.03
Total Accounts Payable	3,838.03
Other Current Liabilities	
*Sales Tax Payable	1,268.44
Clover Mobile Lease	-2,418.67
Employee Tips Payable	979.64
Total Other Current Liabilities	-170.59
Total Current Liabilities	3,667.44
Long Term Liabilities	
Chapter 13	-40,267.26
KIVA ZIP Loan	-3,125.03
Total Long Term Liabilities	-43,392.29
Total Liabilities	-39,724.85
Equity	
Opening Balance Equity	208.09
Owner Draw	-18,261.80
Retained Earnings	71,959.04
Net Income	6,229.72
Total Equity	60,135.05
TOTAL LIABILITIES & EQUITY	**20,410.20**

Auntie April's
Profit & Loss
January through December 2016

	Jan - Dec 16
Ordinary Income/Expense	
Income	
Catering Income	2,539.00
Delivery Income	34,513.65
Food & Beverage Sales	371,831.72
Non Taxable Income	14,136.53
Total Income	423,020.90
Cost of Goods Sold	
Food & Beverage Purchases	196,883.48
Total COGS	196,883.48
Gross Profit	226,137.42
Expense	
Advertising and Promotion	1,420.94
Automobile Expense	3,150.34
Bank Service Charges	1,531.60
Business Development	600.00
Business Licenses and Permits	1,523.00
Charity / Donations	678.00
Commission	4,942.63
Computer and Internet Expenses	940.49
Dues & Memberships	696.98
Equipment	1,598.98
Flowers & Decor	2,029.14
Insurance Expense	3,839.74
Kitchen Expenses	9,763.39
Linen Expense	401.64
Meals & Entertainment	1,815.47
Merchant Account Fees	8,197.77
Office Expense	3,738.84
Payroll Expenses	
Payroll Processing Fee	285.00
Payroll Taxes	6,004.13
Salaries & Wages	63,478.91
Total Payroll Expenses	69,768.04
Penalties & Interest	985.18
Pest Control	924.00
Postage & Shipping	165.16
Printing & Reproduction	649.96
Professional Fees	5,219.25
Rent Expense	41,816.00
Repairs and Maintenance	13,549.42
Restaurant Expenses	17,459.99
Telephone Expense	
Internet	1,095.57
Telephone Expense - Other	1,731.09
Total Telephone Expense	2,826.66
Trash / Recycling	2,066.83
Travel & Entertainment	
Airfare	570.94
Ground Transportation	342.09
Lodging	286.83
Travel & Entertainment - Other	149.28
Total Travel & Entertainment	1,349.14
Truck Rental	1,780.52
Uniforms/Business Wear	987.00
Utilities	20,041.95
Total Expense	226,458.05
Net Ordinary Income	-320.63

Auntie April's
Profit & Loss
January through December 2016

	Jan - Dec 16
Other Income/Expense	
Other Income	
Grant	6,550.00
Interest Income	0.35
Total Other Income	6,550.35
Other Expense	
Ask My Accountant	0.00
Total Other Expense	0.00
Net Other Income	6,550.35
Net Income	**6,229.72**

Auntie April's
Statement of Cash Flows
January through December 2016

	Jan - Dec 16
OPERATING ACTIVITIES	
Net Income	6,229.72
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Cash Payments	1,512.91
Credit Card Receivables	-226.96
Accounts Payable	3,838.03
*Sales Tax Payable	1,268.74
Clover Mobile Lease	-1,375.39
Employee Tips Payable	979.64
Net cash provided by Operating Activities	12,226.69
FINANCING ACTIVITIES	
Chapter 13	-25,118.37
KIVA ZIP Loan	-625.07
Opening Balance Equity	208.09
Owner Draw	-4,248.80
Net cash provided by Financing Activities	-29,784.15
Net cash increase for period	-17,557.46
Cash at beginning of period	33,968.54
Cash at end of period	**16,411.08**

PARTNER PRO FORMA
SFO T3 Lease 2 - Super Duper Burger

	50%						50%		
Lease Term 6.0 years	2017	2018	2019	2020	2021	2022	2023	TOTAL	%
Traffic Growth		2.0%	2.0%	2.0%	2.0%	2.0%	2.0%		
Pricing/Capture Growth		2.0%	2.0%	2.0%	2.0%	2.0%	2.0%		
Development Period Adjustments	100.0%	0.0%	0.0%	0.0%	0.0%	0.0%	200.0%		
Enplaned Passengers	3,121	6,304	6,430	6,559	6,690	6,824	3,480		
RPE	0.78	0.80	0.82	0.84	0.85	0.87	0.89		
Sales									
Food & Non-alc Bev.	2,434	5,064	5,268	5,481	5,703	5,933	3,086	32,969	100.0%
Alcoholic Beverages	0	0	0	0	0	0	0	0	0.0%
Merchandise	0	0	0	0	0	0	0	0	
Total	2,434	5,064	5,268	5,481	5,703	5,933	3,086	32,969	100.0%
Cost of Sales									
Food & Non-alc Bev.	645	1,342	1,396	1,453	1,511	1,572	818	8,737	26.5%
Paper	49	101	105	110	114	119	62	659	2.0%
Alcoholic Beverages	0	0	0	0	0	0	0	0	
Merchandise	0	0	0	0	0	0	0	0	
Total	694	1,443	1,502	1,562	1,625	1,691	880	9,396	28.5%
Payroll	925	1,925	2,003	2,084	2,168	2,256	1,173	12,535	38.0%
Admin Staffing	37	76	79	82	86	89	46	495	1.5%
Other Controllables	146	304	316	329	342	356	185	1,978	6.0%
Pre-opening/Closing Costs	40	0	0	0	0	0	0	40	0.1%
Controllable Profit	592	1,316	1,369	1,424	1,482	1,541	802	8,526	25.9%
Margin	24.3%	26.0%	26.0%	26.0%	26.0%	26.0%	26.0%		
Contract Rent	219	456	477	498	520	543	283	2,997	9.1%
Storage Rent	6	13	13	13	13	14	7	79	
CAM	40	81	0	0	0	0	0	121	0.4%
Royalties	122	253	263	274	285	297	154	1,648	5.0%
Other Invest. Factors	12	25	26	27	29	30	15	165	0.5%
Joint Venture Cash Flow	193	487	589	611	634	658	343	3,515	10.7%
Joint Venture Cash Flow Margin	7.9%	9.6%	11.2%	11.2%	11.1%	11.1%	11.1%	10.7%	
Partner Share of JV									
Share of JV Cash Flow 30.0%	58	146	177	183	190	197	103	1,055	
Less: Share of Annual R&R Capex	0	(4)	(4)	(4)	(4)	(4)	(2)	(23)	
Less: Share of Midterm Investment	0	0	0	0	0	0	0	0	
Total Pre-Tax Cash Flow to Partner	58	142	173	179	186	193	100	1,032	

I, April Spears, certify that:

(1) the financial statements of Auntie April's included in this Form are true and complete in all material respects; and

(2) the tax return information of Auntie April's included in this Form reflects accurately the information reported on the tax return for Auntie April's filed for the fiscal year ended 2016.

April Spears

______________________________ Date: 07/10/17

April Spears
President and CEO

Attachment G – Financial Condition of Issuer

From January 1, 2015 – December 31, 2015 to January 1, 2016 – December 31, 2016

Overview
The Company is a full-service restaurant located on the 3rd St. corridor in Bayview/Hunters Point specializing in soul-food or Southern-inspired food. It earns most of its revenue selling food and beverages for consumption in the restaurant and for take-out and delivery. The Company also generates revenue from catering. It began operations in 2008 as a sole proprietorship. In March 2015, the Company began operations as a corporation. The Company's Fiscal Year ends December 31.

The Company hired a new bookkeeper in March 2016. Its 2015 financial statements were reconstructed by going through bank statements. There was no payroll in 2015, but the Company had payroll in 2016 and anticipates having payroll in upcoming fiscal years. The Company's bookkeeper is handling accounts payable and accounts receivable and is moving the Company's accounting practice to standard practice, which is reflected in the fiscal year 2016 financial statements.

Starting around the end of fiscal year 2017 or fiscal year 2018, the Company anticipates entering into a Joint Venture to operate a Super Duper Burgers at the San Francisco Airport. Thus, historical results and cash flows may not reflect what investors should expect in the future. The Company has included pro-forma financial statements for Super Duper Burgers in Attachment F. The Company relied on HMSHost's expertise in the airport concession business to prepare these statements, but notes that they are merely projections and may not accurately reflect actual results.

Results of Operations
At the end of year fiscal year 2015, the Company had total assets of $39,253.61, including $33,968.54 in checking and savings accounts, $4,672.75 in cash payments and credit card receivables, and $612.32 of furniture and equipment. The Company also had total liabilities of $94,648.92, including current liabilities of $4,672.74 and long-term liabilities of $70,714.13, which includes the Company's Chapter 13 debt and its KIVA Zip Loan. The Company's equity at the end of fiscal year 2015 was -$55,395,31. The Company's combined equity and liability amounts to $39,253.61.

At the end of year fiscal year 2016, the Company had total assets of $20,410.20, including $16,411.08 in checking and savings accounts, $3,386.80 in cash payments and credit card receivables, and $612.32 of furniture and equipment. The Company also had total liabilities of $73,616.50, including current liabilities of $5,106 and long-term liabilities of $64,232.74, which includes the Company's Chapter 13 debt. The Company made its last KIVA Zip payment in fiscal year 2015. The Company's equity at the end of fiscal year 2016 was -$53,206.30. The Company's combined equity and liability amounts to $20,410.20.

Liquidity and Capital Resources
As of December 2016, the Company had $16,411.08 in cash and total assets of $20,410.20. This is a decrease from December 2015, when the Company had $33,968.54

in cash and $39,253.61 in total assets. The Company also had a decrease in net income from fiscal year 2015 to fiscal year 2016. In fiscal year 2015, the Company had a net income of $71,962.95. In 2016, the Company earned a total income of $423,020.90 from its operating activities, with a gross profit of $226,137.42. This is an increase from 2015, when the Company earned a total income of $366,292.84 and a gross profit of $176,898.36.

Although the Company increased its operating income and gross profit, its net income decreased from $71,958.95 to $12,201.44. In addition to an increase in certain expenses, such as rent, repairs and maintenance, a majority of the Company's decrease in net income is due to the Company's addition of payroll expenses in the amount of $69,768.04 2016.

The Company anticipates using its available cash in twelve months or less. The Company does not have any other sources of available capital—it does not have any lines of credit nor are the shareholders required to contribute. The Company holds its cash and cash equivalents for working capital purposes. Any cash in excess of the Company's immediate requirements are used to provide capital and provide liquidity and are kept primarily in on-demand deposit accounts.

The Company believes it needs $500,000 to meet its projected capital and operational requirements, including developing a reserve, over the next twelve months. About $303,000 of this capital will be used towards the Company's capital contribution to the Joint Venture. The remaining will be used to purchase equipment and as working capital. The Company intends to raise the capital necessary to pay for the review of its financial statements through this offering and to raise the capital required for the capital contribution in other offerings. Although the Company intends to use the majority of the proceeds raised in this offering to pay for capital expenditures, the Company reserves the right to use some or all of the capital raised in this offering towards its capital contribution to the Joint Venture.

Without limiting its available options, the Company will likely raise capital through the sale of notes with the same or similar terms as the note being offered herein or through the sale of the Company's common stock. It is possible that the Company will offer warrants, options, and/or rights in addition to debt securities or common stock. However, there is no guarantee that the Company will be successful in raising additional capital or that subsequent financing will be on terms or amounts that are acceptable to the Company. If the Company cannot secure adequate financing through this offering or subsequent offerings, it may not be able to enter into the Joint Venture with HMSHost. It may even be forced to cease operations and an Investor will lose its entire investment.

Capital Expenditures and Other Obligations
During the last two fiscal years, the Company has not made any material capital expenditures. The Company intends to make capital expenditures using the proceeds of this offering and other future offerings, including to purchase equipment, update the

Company's facilities, and to pay for the buildout of Super Duper Burgers at the San Francisco Airport.

Trends and Uncertainties

The Company does not believe it is subject to any trends or uncertainties in the operation of its restaurant on 3rd St. However, because the Company has never operated a franchise nor a concession stand at any Airport, it is uncertain about how the Joint Venture will affect its operations. For example, the Company anticipates an increase in revenue based on its monthly distributions from the Joint Venture. However, distributions are based on the Joint Venture's cash flow and the Company cannot guarantee that the Joint Venture will produce any cash flow.

If the Company cannot obtain financing for its capital contribution to the Joint Venture, it may be forced to get a loan from HMSHost with terms that may not be favorable to the Company. However, HMSHost is not obligated to lend to the Company. If the Company is unable to finance its capital contribution, it may be considered in default of the Joint Venture and the Joint Venture may dissolve as a result. As such, an Investor should consider whether the achievement of this financing is realistic for the Company and the consequences to the Company for failing to raise adequate financing.

The Company's financial statements, as shown in Attachment F, are an important part of this offering and Investors should review them in their entirety.

Attachment H – Other Material Information



NEIGHBOR CAPITAL

AUNTIE APRIL'S

Mar 17, 2015 | Restaurant | 0 comments



April Spears
CEO, Auntie April's

$0.00 Invested

0% funded of $60,000.00 target



Investors: 0
Buy-in: $100.00
Minimum Subscription: $100.00 in total proceeds
Close Date: 11/30/2017

Invest Now

In 2008, I opened Auntie April's on the 3rd St. Corridor in Bayview/Hunters Point, fulfilling my family's dream of sharing Southern hospitality and connecting the community through food. My grandparents raised me in public housing in this very neighborhood. They did not have any formal education, but believed that everyone should be a productive citizen and did everything they could to ensure my success. This meant teaching me everything they knew about cooking that they learned from being born and raised in the South. The fried chicken and waffles, oxtail, shrimp-and-grits, and other Southern comfort food recipes you can find on my menu are the very ones that my grandparents passed onto me.

If my grandparents were still alive, they would be proud to see where I am today. My grandfather dreamt of opening a "black restaurant," but as a slave, it was merely a dream. His dream now lives through me.

Auntie April's is a black-owned restaurant and community hub. Young people come to my restaurant for advice, dubbing me, "Auntie," and the community gathers here, knowing that this is a place to enjoy each other's company over delicious Southern comfort food. Word has spread about my restaurant through Check Please, Bay Area, a popular television show recommending restaurants in the Bay Area, and through yelp.com, a website where locals search for great restaurants through peer-reviews. People now come to my restaurant from all over the Bay Area. Those who cannot make it in person are ordering through GrubHub and Eat24. I have bootstrapped my restaurant since it first opened, but with your help, I can serve more people.

Auntie April's, a California Corporation, is offering up to $107,000 in promissory notes, with an offering minimum of $60,000. The terms of the offering are summarized below:


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Waffles, & Soul Food
First Cup Cafe
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Financing Amount:	Up to $107,000 in aggregate principal amount of Promissory Notes, with an offering minimum of $60,000 (the "Targeted Offering Amount" or the "Minimum Amount").
Purchase price per security:	The Promissory Notes shall be issued at par (the amount of the obligation)
Minimum investment amount per Investor:	$100
Closing:	The targeted offering deadline is **December 1, 2017**. The Company will notify Investors when the Targeted Offering Amount is reached. If the Company reaches the Minimum Amount before the Targeted Offering Deadline, it may close this Offering after five (5) business days from reaching the Minimum Amount and providing notice to Investors (the "Initial Closing"). Any Investor funds received after the Initial Closing will be released to the Company upon a subsequent closing.

Definitive Agreement:	The Notes will be issued and sold pursuant to a Promissory Note that will contain customary representations of the Company and the investors and representations specific to offerings under Regulation Crowdfunding.
Interest:	Simple interest will accrue on an annual basis at the rate of 4.00% per annum based on a 365 day year.
Due Date: December 1, 2023	In the first two years of the Note, payments will be interest only. In the following four years of the Note, payments will be interest and principal amortized over the final four years of the Note. The entire principal balance of this Note, together with all accrued and unpaid interest, shall be due and payable six years from the date of the Promissory Note (the "Due Date").
Right to prepay:	This Note may be prepaid at any time, in part or in whole, without premium or penalty.

Modification and waiver:	Any modification or waiver must be in writing and signed by the Company and the requisite noteholder.
No Security Interest:	The Notes will be a general unsecured obligation of the Company and will become subordinate to any secured debt that the Company incurs in the future.
No Voting Rights	The Notes are not equity securities and do not carry any voting rights.





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